UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

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                                                            SEC FILE NUMBER
                                                               001-15567
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                                                             CUSIP NUMBER
                                                              742670 20 1
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(Check One):  |_| Form 10-K   |_| Form 20-F   |_| Form 11-K   |_| Form 10-QSB
                    |_| Form N-SAR  |X| Form 10-KSB

                      For Period Ended: September 30, 2001

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                  [  ]     Transition Report on Form 10-K
                  [  ]     Transition Report on Form 20-F
                  [  ]     Transition Report on Form 11-K
                  [  ]     Transition Report on Form 10-Q
                  [  ]     Transition Report on Form N-SAR
         For the Transition Period Ended:  ______________

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Nothing  in this  form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.

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If the notification  relates to a portion of the filing checked above,  identify the item(s) to which the notification relates:

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PART I--REGISTRANT INFORMATION

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         Full Name of Registrant:           Probex Corp.

         Former Name if Applicable:         N/A

         Address of Principal Executive Office (Street and Number)

                                      13355 Noel Road, Suite 1200
                                          Dallas, Texas 75240
                                      (City, State and Zip Code)




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PART II--RULES 12b-25 (b) AND (c)

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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)



               (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|            (b)  The subject annual report,  semi-annual  report,  transition report on Form 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
                    10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III--NARRATIVE

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State below in reasonable detail the reasons why the Form 10-KSB,  11-K, 10-QSB,
-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

Probex Corp. (the "Company") is currently engaged in a financing transaction in order to obtain additional funding and in negotiations to finalize material agreements with respect to the implementation of its business plan. Such transactions have required the attention of management and will require additional disclosure in the Company's Annual Report on Form 10-KSB.

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PART IV--OTHER INFORMATION

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         (1) Name and  telephone  number of person to  contact in regard to this notification

                       Bruce A. Hall                  (972) 788-4772
                           (Name)                   (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s)) been filed? If the answer is no, identify report(s).

                                                           [X]  Yes    [  ]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           [X]  Yes    [  ]  No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               See Attachment "A"


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                                  Probex Corp.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: December 31, 2001                By: /s/ Bruce A. Hall
                                          -------------------------------------
                                          Bruce A. Hall
                                          Senior Vice President and Chief
                                          Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be field with the form.

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                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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                                  Attachment A


         It is anticipated that the Company's operating loss and net loss, for the fiscal year ended September 30, 2001 will be approximately $8.8 million and $16.5 million, respectively, compared to $6,252,708 and $6,265,490, respectively, for the fiscal year ended September 30, 2000. The increase in the Company's operating loss for the fiscal year ended September 30, 2001 is primarily due to an increase in expenses from the prior period. The increase in the Company's net loss for the fiscal year ended September 30, 2001 is primarily due to a substantial increase in interest expense from the prior period. The numbers for the fiscal year ended September 30, 2001 set forth above are subject to the completion of the Company's audited financial statements for such fiscal year.